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DIRECT DIAL: 212-451-2230

September 26, 2013

VIA EDGAR AND ELECTRONIC MAIL

Peggy Kim, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc. (the “Company”) Preliminary Solicitation Statement on Schedule 14A Filed September 17, 2013 by Biglari Capital Corp. et al. File No. 001-25225

Dear Ms. Kim:

I am writing on behalf of Biglari Capital Corp. and its affiliates (“Biglari”) with respect to the Preliminary Solicitation Statement on Schedule 14A filed by Biglari with the Securities and Exchange Commission (the “SEC”) on September 17, 2013 in connection with the solicitation of requests to call a special meeting of shareholders of the Company to vote on a non-binding proposal for the Board of Directors of the Company to declare and pay a special cash dividend of $20.00 per share to all shareholders of the Company (the “Solicitation Statement”).  On the date hereof, the Company has filed with the SEC a revised preliminary proxy statement including such proposal for consideration at the Company’s 2013 annual meeting of shareholders.  Accordingly, Biglari is no longer pursuing a solicitation pursuant to the Solicitation Statement and hereby withdraws such filing.  In the event that you have any further questions, please do not hesitate to contact me at (212) 451-2230.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

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